FORM RW

December 19, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoBiz Inc. Request to Withdraw Registration Statement on Form S-3 filed on November 2, 2005 (File No. 333-129411)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CoBiz Inc. (the “Company”) hereby respectfully requests withdrawal of the Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 2, 2005 (File No. 333-129411) (the “Registration Statement”).  No securities were offered or sold pursuant to this Registration Statement.

The Company is requesting this withdrawal because the Registration Statement only contemplates a primary offering of securities by the Company, while the Company now intends to file a registration statement with respect to securities offered by both the Company and securities to be offered for resale by certain shareholders of the Company.  Mark Valardo of the Division of Corporation Finance informed our outside counsel, Jeffrey R. Kesselman of Sherman & Howard L.L.C., that it would not be permissible to file a post-effective amendment to the Registration Statement to add the concept of a secondary offering.  Accordingly, we intend to withdraw the exiting Registration Statement and then file a new registration statement on Form S-3 that would incorporate the concept of both a primary and secondary offering (the “New Registration Statement”).  Pursuant to Rule 457(p) of the Securities Act, the Company intends to apply the filing fee from the Registration Statement to the New Registration Statement that is filed.

Please provide a copy of the order granting withdrawal via facsimile to Mr. Kesselman at (303) 298-0940.  If you have any questions with regard to this request for withdrawal, please contact Mr. Kesselman at (303) 299-8348.

Very truly yours,

COBIZ INC.

By:	/s/ Lyne Andrich
EVP and CFO